Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269
January 6, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	Solar Acquisition Corp.
Amended Registration Statement on Form S-1
Filed September 29, 2008
File No. 333-152496

Dear Mr. Owings,

This letter is in response to your comment letter issued for the abovementioned company dated October 1, 2008:

Registration Cover Page

1.	Please include the notation “Amendment ...” with the appropriate consecutively numbered amendment as an addition to your Form S-l designation. See Rule 470 of Regulation C.

Answer: We have added the appropriate number and the notation “Amendment”

Prospectus Summary, page 1

2.
In several places in your filing you indicate Solar Acquisition Corp. is a development stage company with minimal operations. You also indicate on the second full paragraph on page 1 that “[w]e were previously a blank check company.” Please provide your analysis as to why you are no longer a blank check company as defined in Section (a)(2) of Rule 419 and therefore are not subject to the provisions of Rule 419.

December 15, 2008

Answer: We were previously a blank check company as we previously had no real business plan or purpose. We have now developed a business plan to acquire and partner with key solar companies including Solar Teyin and therefore are no longer a blank check company under Rule 419(a)(2).

3.	In the sixth paragraph on page one, please remove the parenthetical phrase or advise why you have included this information in your registration statement.

Answer: We have removed the words “a little too general.”

Terms of Offering page 2

4.
Under “Terms of Offering” you indicate that the offering will remain open for 365 days from the date of your prospectus. On page 13 under “Plan of Distribution and Terms of the Offering” you state that the offering terminates 12 months after commencement of this offering. Please clarify the duration of the offering. Please review and revise your entire filing to make the offering duration consistent throughout your filing.

Answer: We have revised the entire filing so that the offer terminates in 365 days after commencement. This date was changed to December 15, 2008.

Risk Factors, page 3

5.
We note in the second risk factor on page 7 that you disclose that “.. .our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public” However, you have recently submitted a Form 10-QSB in which your sole officer and director certified that a recent review of your internal controls had found no deficiencies in your internal controls and that your internal controls are effective. Please revise this risk factor to state, if true, for the period ended June 30, 2008 that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please include similar disclosure in future filings. In the alternative, remove this risk factor if you determine it is a generic risk and not a specific risk to the company. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Answer: We have removed this risk factor as it is not applicable.

December 15, 2008

Available Information, page 8

6.
We note your statement that you are not currently required to file periodic or current reports with the SEC. However, you are subject to the filing requirements of the Securities Exchange Act as a result of the effectiveness of your Form 10SB filed on September 15, 2006. Please revise your filing to state that you are required to file periodic and current reports with the SEC and the types of reports you are required to file.

Answer: We have modified the language to read as follows, “since the filing of our Form 10SB on September 15, 2006 we have been subject to the requirements of Section 13(a) under the Exchange Act, which requires us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.”

7.	You state in the final paragraph on page 8 that you have filed a registration statement on form SB-2. Please revise your statement to disclose that you have filed a registration statement on Form S-l.

Answer: Revised.

Capitalization, page 9

8.
Your “Stockholder’s Equity” in your “Capitalization” section appears to differ from the Stockholder’s Equity disclosure on your “Balance Sheet” found on page F-2. For example these sections each state different amounts of shares that you are authorized to issue. Please revise and confirm that you consistently represent throughout your filing the amount of shares outstanding and the amount of shares that you are authorized to issue. In addition, we note your caption indicates a March 31, 2008 date while your table indicates June 30, 2008. Please revise.

Answer: We have revised the Capitalization to reflect the date of June 30, 2008 as well as used the appropriate financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 16

9.
In the first paragraph you state “[t]he address of each person is care of Solar Acquisition Energy.” Please identify Solar Acquisition Energy. If Solar Acquisition Energy is Solar Acquisition Corp. please revise your filing. Please provide the address in a footnote to your table.

Answer: The word “Energy” was a typo and this has since been revised. The address was added in a footnote.

December 15, 2008

10.
Please indicate by footnote Mr. Klamka’s interest in Barton PK, LLC and therefore the indirect ownership interest that he has in Solar Acquisition Corp. In this regard, provide the information required by Item 403(b) of Regulation S-K. Currently the total and percentages provided also include your principal stockholders.

Answer: Mr. Klamka’s interest in Barton PK, LLC has been clarified.

11.	Identify the persons who have investment control of the entities that are not natural persons. See Instruction 7 of Item 403 of Regulation S-K and Regulation 13D.

Answer: The names, positions, and addresses have been provided. Disclosure of Commission’s Position on Indemnification for Securities Act Liability, page 18

12.
In the last sentence of the first full paragraph on page 19 you have the following parenthetical phrase “[d]on’t think (know if) this is true. NOT in Articles of Incorporation!!) This language appears again in the second paragraph on page 35. In both instances the statements follow a discussion regarding the company’s right to indemnify certain individuals. Please revise. Also, we could not find in your Articles of Incorporation any provision regarding indemnification of your officers or directors.

Answer: This has been revised to remove this language. We have submitted an amendment to the Articles of Incorporation.

Plan of Operation, page 26

13.
Please revise your discussion here to discuss the registrant’s financial condition, changes in financial condition and results of operations, rather than your plan of operation, which was required by Item 303 of Regulation S-B but has since been repealed. Please refer to Item 303(a) and (b) of Regulation S-K. Please also refer to C&DI 110.01 under Regulation S-K at our web-site. Please discuss in this section the services received as consideration in the issuance of 9.9 million shares of your stock in June 2008 and the effect on Solar Acquisition Corp.’s liquidity and capital resources from the issuance of these shares.

Answer: we have revised this section to discuss the financial condition and changes in that condition. We discuss Mr. Klamka’s services rendered in return for 1,000,000. However, we also moved the plan of operation to the end of this section as it is believed that this information is necessary for an investor to make an informed decision.

December 15, 2008

14.
Please discuss the “working capital” that Mr. Klamka provided to Solar Acquisition Corp. For example, please discuss the amount of working capital provided, repayment terms, its uses and how it affected the liquidity and capital resources of Solar Acquisition Corp. Please also discuss this transaction in your “Certain Relationships and Related Party Transactions Section” on page 29 in accordance with Item 404(d) of Regulation S- K.

Answer: The following language has been added “In the past, Mr. Klamka has provided any cash needed for operations, including any cash needed for this Offering. To date, Mr. Klamka has lent the Company $3,350. Mr. Klamka intends to lend the Company additional capital to pay the accounts payable and to cover any additional costs related to this Offering. The Note that Mr. Klamka currently has with the Company is a non-interest bearing, unsecured, and has no term of repayment.” The following language has been added to page 29, “Mr. Klamka currently holds a promissory note with the Company for lending $3,350 to the Company for operating expenses. The promissory note does not have a term of repayment, is non-interest bearing, and is unsecured.”

Indemnification, page 31

15.
On page 31 you state that “the indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada” You also make reference to Nevada law in the first full paragraph on page 38, where you also discuss indemnification. Please revise or advise use why you reference Nevada law in these locations since Solar Acquisition Corp. was formed under the laws of Florida.

Answer: Any references to Nevada have been removed. Shares Eligible for Future Sale, page 31

16.
You state that after the offering 1.5 million shares will be freely tradable without restriction. This is a legal opinion that counsel should provide, or in the alternative you should remove this statement. In addition, please qualify your statement since this is a best efforts offering and there is no assurance all of the shares offered will be sold.

Answer: Additional language regarding a best efforts offering was added. We have provided an opinion letter regarding tradability.

17.
You also state that “[t]he remaining 9 million shares of common stock held by our existing stockholder are “restricted securities” as that term is defined in Rule 144 under the Securities Act” You also state in the same paragraph that “[a]ll restricted shares are held by our sole officer and director.” Please revise your filing here and in your

Answer: The restricted shares are not held by our sole officer and director and therefore, this sentence was deleted.

December 15, 2008

Financial Statements of Solar Acquisition Corp.. page F-2

18.
It appears that you should comply with Item 8-02 of Regulation S-X which requires an audited balance sheet as of the end of each of your most recent two fiscal years. Please revise or advise. Also, you indicate that your filing includes your unaudited financial statements through June 30, 2008. However, your filing does not include a balance sheet as of June 30, 2008 and income statements and statements of cash flows for six months ended June 30, 2008 and 2007. Please update the unaudited financial statements to comply with Item 8-03 of Regulation S-X. In addition, please update the remainder of your filing as necessary. Refer to the Section IV of the Commission’s Final Rule Release, Smaller Reporting Company Regulatory Relief and Simplification, Release No. 33-8876.

Answer: The financial statements have been updated to comply with this comment. Notes to Financial Statements, page F-7

Note 3 Capital Stock, page F-7

19.
You state “[t]he total number of shares of capital stock which the Company shall have authority to issue is seventy-five million (50,000,000) common shares with a par value of $.001.” Please revise your statement to state the correct amount of shares that you have authority to issue.

Answer: As of May 15, 2008, the Company has the authority to issue 100,000,000 shares, and therefore, this Note has been edited. Many of the notes have been updated/edited to fit comment #18.

Item 26. Recent Sales of Unregistered Securities, page 36

20.
Your discussion does not clearly articulate the exemption you relied upon in the issuance of the 9.9 million shares issued to various persons for services and consideration totaling $125,000. Please disclose the exemption you relied upon and briefly state the facts that you relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K.

Answer: We relied on Rule 506 of Regulation D and Regulation S. This had been added to the abovementioned section.

Item 28. Undertakings, page 37

21.
We note that paragraph (1)(II) in this section does not match the language of Item 512(a)(l)(ii) of Regulation S-K. Also, your paragraph (2) does not match the language of Item 512(a)(2) of Regulation S-K. Please revise these paragraphs to closely track the undertakings provided in Item 512(a)(l)(ii) and (a)(2).

Answer: This section now matches Item 512 of Regulation S-K as requested.

December 15, 2008

22.	Since this is your first offering of securities, please include the undertaking provided under Item 512(a)(6) or advise us why it does not apply to you. Refer to Item 512(a)(6) of Regulation S-K.

Answer: We have added the undertaking provided under Item 512(a)(6) Exhibits

23.	Please file the following on EDGAR as separate exhibits to your registration statement:

•	A copy of the form of subscription agreement. If you used or will use more than one type of subscription agreement, please file a copy of each type of subscription agreement;

•	A copy of your Amended Articles of Incorporation;

•	A copy of Solar Acquisition Corp.’s by-laws;

•	The promissory note between Mr. Klamka and Solar Acquisition Corp.;

•	The consent of Gruber and Company;

•	Any instrument that defines the rights of shareholders

Please note in the future to designate by an asterisk and footnote that any listed exhibit not included with the filing will be filed by a subsequent amendment.

Answer: The abovementioned exhibits have been added/updated.

24.
We note that you are no longer registering the shares of your current shareholders. Please have your legal counsel revise their legality opinion so that it opines only as to the legality of the shares you are registering in this registration statement.

Answer: We have updated the opinion letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

25
Your Form 10-K for FYE December 31, 2007 does not include the disclosure required under Item 308 of Regulation S-K. Please amend your Form 10-K to include the disclosure required under Item 308 of Regulation S-K. Otherwise, please provide  your analysis why Item 308 does not apply to you.

Answer: We will update and file our revised Form 10-k.
Please let me know if you have any questions. Our fax number is 951-602-6049 for any additional comments you may need to make. Please advise us when we may request acceleration.

December 15, 2008

Thank you.
Sincerely,

/s/ jis
Jillian Ivey Sidoti
Attorney of Record

du/JIS
cc: Peter Klamka, Solar Acquisition

December 15, 2008